John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

June 14, 2017

Mr. Jeff Long
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Mr. Long:

On May 8, 2017, you provided comments to me relating to the Trust. You noted that your review covered the Toreador Funds1 annual report for the year ended April 30, 2016. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below the comment. This letter is being submitted in a correspondence filing.

1.	Comment: You noted that the Toreador International Fund is identified as a non-diversified investment company. You noted that, based on your review, it appeared as if the Fund may have been operating as a diversified investment company for the past three years. You noted that the Securities and Exchange Commission (the “SEC”) and its staff are of the view that if an investment company that is non-diversified operates for three consecutive years as a diversified investment company, then that investment company automatically becomes a diversified investment company and may not convert back to a non-diversified investment company without shareholder approval. You specifically cited to the following authority: (i) Rule 13a-1 of the Investment Company Act of 1940, as amended, (ii) the Allied Capital Corporation SEC staff no-action letter dated January 3, 1989, (iii) Investment Company Act Release 179, August 6, 1941, and (iv) Investment Company Act Release 7221, June 9, 1972. You asked that the Trust confirm that if, in fact, it has operated as a diversified investment management company for the past three consecutive years, it will not revert to a non-diversified investment amangement company without first seeking shareholder approval

Response: Based on discussions with the investment adviser to the Toreador International Fund, the Trust has determined to operate the Toreador International Fund as a diversified investment management company. The Trust will update the applicable disclosure to reflect this fact. The Trust also confirms that should a determination be made in the future to operate the Fund as a non-diversified investment amangement company, it will seek shareholder approval in advance.

1.	“Toreador Funds” for purposes of this response letter include each of the Toreador International Fund, Toreador Core Fund, and Toreador Explorer Fund.

Mr. Long
U.S. Securities and Exchange Commission
June 14, 2017

2.	Comment: In regard to the Toreador Core Fund, the Staff notes that in the April 30, 2016 annual report 25.27% of the Fund’s assets were invested in the information technology sector and in the semi-annual report for the six-months ended October 31, 2016, 35.37% of that Fund’s assets were invested in the information technology sector. Please consider if these investments necessitate the Fund’s addition of concentration/sector risk in its prospectus as well as a corresponding strategy.

Response: The investment adviser to the Toreador Core Fund has advised the Trust that it does not intend to concentrate the Fund’s assets in any particular sector, although the Fund’s investments may coincidentally be focused in any random sector from time to time. Notwithstanding, the Trust will enhance the risk disclosure with regard to sector focus for the Toreador Core Fund in the next annual update to that Fund’s prospectus.

3.	Comment: The Staff notes that the Toreador Core Fund had, in the annual report dated April 30, 2016, losses from options related investments of approximately $1.3 million. Notwithstanding, the staff notes that there is no disclosure in the current prospectus for that Fund to the effect may engage utilize options as part of its principal investment strategies. Please confirm for the staff whether the utilization of options related investments by the Fund is a part of its principal investment strategies. If so, please consider adding appropriate disclosure to the Fund’s prospectus.

Response: The investment adviser to the Toreador Core Fund has advised the Trust that it does not intend to utilize options on a regular basis. As such, options use would not be a part of the Fund’s principal investment strategy. The Trust will add options disclosure as part of its Item 9 risk disclosure.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively